SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE ANNOUNCES CLOSING OF SECOND TRANCHE OF

PRIVATE PLACEMENT

June 26, 2017

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC – Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQX: SNIPF; TSX Venture: SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, is pleased to announce that the Company has completed the second tranche (the “Second Tranche”) of a non-brokered private placement (the “Financing”), details of which Financing can be found in the press release dated May 5, 2017. The Second Tranche is comprised of 28,488,000 common shares (the “Shares”) at a price of CAD $0.10 per Share for additional gross proceeds of CAD $2,848,800. Together with the proceeds raised under the first tranche of the Financing, details of which tranche can be found in the press release dated May 19, 2017, the Company has now raised CAD $4,265,300 pursuant to the Financing.

As part of the Second Tranche, Lark Investments Inc. (“Lark”), an insider and the Company’s largest shareholder, acquired 21,000,000 Shares, representing approximately 12% of Snipp’s issued and outstanding common shares. This acquisition by Lark was approved by disinterested shareholders voting at the Company’s recently concluded annual and special meeting of the shareholders of the Company. Following the acquisition, Lark has beneficial ownership and control over 48,152,060 common shares of Snipp, representing approximately 27.5% of Snipp’s issued and outstanding common shares, after giving effect to the aggregate Shares issued pursuant to the closing of the Second Tranche, and is a new Control Person of the Company as such term is defined in the policies of the TSX Venture Exchange.

Certain other insiders and directors of the Company have also acquired an aggregate of 1,950,000 Shares for gross proceeds of CAD$195,000. Together with the participation of insiders and directors in the first tranche, the Company has now raised a cumulative amount of CAD $2,971,500 from insiders and directors of the Company pursuant to the Financing.

The net proceeds raised through the Financing will be used for sales & marketing and general working capital purposes.

“We are very excited by the response to the Financing. In particular, we see the high level of participation by insiders and existing shareholders, including our largest shareholder Lark, as a vote of confidence in us and a validation of our business plan,” stated Atul Sabharwal, the CEO  of the Company. “The proceeds raised through the Financing will be primarily deployed in selling and marketing our full suite of industry leading solutions, most of which are a result of our extensive development efforts over the last 1.5 years.”

Closing of additional tranches may be subject to receipt of shareholder and regulatory approvals, including acceptance by the TSX Venture Exchange. The four-month hold period for all Shares issued under the Second Tranche will expire on October 24, 2017 in accordance with Canadian securities laws.

Snipp also announced that it has received commitments in excess of the remaining $234,700 of the total targeted Financing amount of $4,500,000, and will be closing the third and final tranche of the Financing in the following week in an amount not to exceed $234,700, pending finalization of documents.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST 500™ LIST.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

Snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe",  "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and  economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.